January 20, 2010

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4628
Attn:	Norman Gholson
Attorney-Advisor

Re:	Synutra International, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 15, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
File No. 001-33397

Ladies and Gentlemen:

We received your letter dated October 28, 2009 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold and italics prior to the response to such comment. Throughout our response, references to “the Company,” “we,” or “our” refer to Synutra International, Inc.

We respectfully submit that we do not believe that any amendment to our Annual Report on Form 10-K for the fiscal year ended March 31, 2009 or our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 are necessary or required in connection with the Staff’s comments.  Rather, as discussed more fully below, we hereby undertake to adjust our disclosures in future filings as appropriate.

Division of Corporation Finance, January 20, 2010 - Page  2

Form 10-K for the Fiscal Year Ended March 31, 2009

Available Information, page 17

1.
We note the reference to your website, www.synutra.com.  We also note that on the home page of your website you have prominently posted information about Revenue and Net Income that is outdated.  Please update the information on the website.

We respectfully advise the Staff that the Company has updated the information on our website, including the information related to revenue and net income.

Off-Balance Sheet Arrangements, page 66

2.
Please revise to state expressly whether you have off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.  If so, expressly identify as such each applicable arrangement and provide all of the other information required by Item 303(a)(4) of Regulation S-K.

We respectfully advise the Staff that neither for the fiscal year ended March 31, 2009 nor the fiscal quarter ended June 30, 2009 did we have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and that were material to investors.  In future filings, we undertake to either state expressly that we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources and that is material to investors or, in the alternative to provide all required disclosures for the period under consideration.

Controls and Procedures, page 107

3.
We note your statement on page 108 that “Other than described above, management does not believe that there have been any other changes in the Company’s internal control over financial reporting during the Company’s most recent fiscal quarter, which have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”  Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting and identify specifically which of the items “described above” have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Division of Corporation Finance, January 20, 2010 - Page  3

We respectfully advise the Staff that the paragraph in question was intended to clarify that the totality of the remedial actions discussed under Item 9A of Form 10-K constituted a change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 and 15d-15 under the Exchange Act that occurred during the Company’s fiscal quarter ended March 31, 2009 that materially affected or was reasonably likely to materially affect the Company’s internal control over financial reporting.

More specifically, management determined that, viewed together, the following remedial actions, all of which were disclosed under Item 9A of the Company’s Form 10-K, constituted a change in internal control over financial reporting that occurred during the Company’s fiscal quarter ended March 31, 2009 that materially affected or was reasonably likely to materially affect the Company’s internal control over financial reporting:
•
providing training programs for new hires and continuing training programs for current employees on our antifraud programs, corporate governance guidelines and code of ethics, including enhancing policies and procedures for detecting and preventing fraud;

•	reorganizing the stock count process by including staff from different departments to ensure adequate segregation of duties;
•	implementing procedures for monitoring staff cash advances including introducing tighter controls which include regular checks and alerts to manage staff cash advances; and
•
increasing the level of security within our computer operating system and applications through keeping a record of audit logs and performing regular review of such audit logs and implementing adequate password controls.

Please note that management has also determined that none of the forementioned remedial actions individually constituted a change in internal control over financial reporting that occurred during the Company’s fiscal quarter ended March 31, 2009 that materially affected or was reasonably likely to materially affect the Company’s internal control over financial reporting.  Please further note that management determined that there were no other remedial actions or other circumstances that constituted a change in internal control over financial reporting that occurred during the fiscal quarter ended March 31, 2009 that materially affected or was reasonably likely to materially affect the Company’s internal control over financial reporting.

We advise the Staff that in our future filings, we will state more clearly whether there were any changes in our internal control over financial reporting during the most recent fiscal quarter and, if so, we will identify and describe specifically which particular facts or circumstances have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Division of Corporation Finance, January 20, 2010 - Page  4

Alternatively, if there are no changes in our internal control over financial reporting during the most recent fiscal quarter, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, we will state the following:

“There were no changes in the Company’s internal control over financial reporting during the fiscal quarter ended December 31, 2009, which were identified in connection with management’s evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.”

4.
In light of the fact that you still had one significant deficiency and four deficiencies, please explain in reasonable detail the basis for the officers’ conclusions that the company’s internal controls over financial reporting were nonetheless effective as of the end of the period covered by the report.

Rule 12b-2 of the Securities Exchange Act of 1934 and Rule 1-02 of Regulation S-X thereunder defines: (i) “Material Weakness” as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis; and (ii) “Significant Deficiency” as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

As stated in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as of such date, management concluded that the Company still had one significant deficiency and four deficiencies as set forth below:

“Our significant deficiency related to:

•	an inadequate control over cutoff of certain marketing expenses, primarily in the category of slotting fees, which could result in a material impact on our financial statements.

Our deficiencies related to:

•	an incomplete stock count of inventory at certain warehouses;
•	a malfunction of our anti-fraud hotline which may lead to ineffective monitoring over fraud risk;
•	recording of investments outside of the months in which they occurred; and
•	an inappropriate delegation of authority in the financial reporting process of certain subsidiaries.”

Division of Corporation Finance, January 20, 2010 - Page  5

The Company believes that although it had a significant deficiency and four deficiencies, each deficiency individually or in combination, did not rise to the level of a material weakness.  In reaching this conclusion, the Company’s management considered the interpretative guidance provided by the Commission in SEC Release No. 33-8810, which includes the following as risk factors affecting whether there is a reasonable possibility that a deficiency, or a combination of deficiencies, will result in a misstatement of a financial amount or disclosure:

•
The nature of the financial reporting elements involved (for example, suspense accounts and related party transactions involve greater risk).  The financial reporting elements affected by the deficiencies related to marketing expenses and the recording of investments.  In management’s assessment, these financial reporting elements do not involve greater risk of misstatement of a financial amount or disclosure.

•
The susceptibility of the related asset or liability to loss or fraud (that is, greater susceptibility increases risk).  In management’s assessment, the deficiencies do not result in gaps in oversight which could cause the Company to be more susceptible to loss or fraud.   For example, although one of the deficiencies related to a malfunction of our anti-fraud hotline, the Company had other channels, such as email and mail, available for individuals to report any suspected activity.

•
The subjectivity, complexity, or extent of judgment required to determine the amount involved (that is, greater subjectivity, complexity, or judgment, like that related to an accounting estimate, increases risk).  The deficiencies related more to procedures to be implemented, such as improving the cutoff procedures for marketing expenses despite the Company’s largely dispersed sales network, implementing stricter controls to ensure complete coverage of the inventory stock-taking process and implementing controls to ensure that all investments are accurately calculated and recorded in the appropriate months.  The deficiencies did not involve complex judgment that may be required in accounting estimates, such as revenue recognition, that may cause a higher likelihood of misstatement of the Company’s financial statements.

•
The interaction or relationship of the control with other controls, including whether they are interdependent or redundant.  In management’s assessment, the controls related to the deficiencies were separate controls in different areas, relating to control over a dispersed sales network, a control process over the inventory stock-taking process, controls to ensure a functioning anti-fraud hotline, control over monthly financial closing related to recording investments and control over delegation of authority in the Company’s subsidiaries.  As they were in separate areas, the need for improvement in these controls is not likely to result in an inability to prevent or detect a material misstatement in the Company’s financial statements on a timely basis.

Division of Corporation Finance, January 20, 2010 - Page  6

•
The interaction of the deficiencies (that is, when evaluating a combination of two or more deficiencies, whether the deficiencies could affect the same financial statement amounts or disclosures).  In management’s assessment, the deficiencies could not affect the same financial statement amounts or disclosures.  The significant deficiency could potentially impact the calculation of marketing expenses, whereas the deficiencies could potentially impact the balance of inventory on the Company’s balance sheet, or the recording of investments for the applicable time periods.  As such a combination of the deficiencies is not likely to result in a material misstatement of the Company’s financial statements.

•
The possible future consequences of the deficiency.  Management’s assessment as of March 31, 2009, was that the Company could remedy all deficiencies existing as of such date.  As noted in the Company’s Annual Report on Form 10-K for the year ended March 31, 2009, the Company is in the process of developing and implementing remediation plans to address these deficiencies.  These plans include:

➢
improving the cutoff procedures for marketing expenses despite the Company’s largely dispersed sales network by introducing a new expense management system and monitoring the marketing expenses on a monthly basis;

➢	implementing stricter controls to ensure complete coverage of the inventory stock-taking process and deploying a new inventory tracking system;

➢
clarifying the instructions on how to use the Company’s anti-fraud hotline, establishing additional channels for the reporting of any suspected activity and establishing a five member internal audit team tasked with enforcing compliance and investigating irregularities;

➢	implementing controls to ensure that all investments are accurately calculated and recorded in appropriate months; and

➢
revisiting certain job allocations to ensure proper segregation of duties by initiating changes of financial and reporting functions at the Company’s subsidiaries to ensure that all subsidiaries now report directly into a central group accounting department to ensure objectivity and independence.

As such, management believes that all deficiencies will be fully remediated such that the possibility of future consequences is remote.  Further, management believes that until all such deficiencies are fully remediated, their continued existence will not result in an inability to prevent or detect a material misstatement of the Company’s financial statements on a timely basis.  The Company hereby undertakes to address any remaining deficiencies in our Quarterly Report on Form 10-Q for the period ended December 31, 2009.

Division of Corporation Finance, January 20, 2010 - Page  7

The Company respectfully submits that based on the above, although it had a significant deficiency that was important enough to merit attention by those responsible for oversight of our financial reporting, the significant deficiency combined with the four deficiencies did not cause there to be a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  As such management concluded that as of March 31, 2009, the Company’s internal control over financial reporting was effective.

Directors, Executive Officers and Corporate Governance

Executive Officers, Directors and Significant Employees, page 110

5.
Please revise your biographical sketches to provide more specific information concerning each person’s principal occupations and employment during the past five years.  For example, Mr. Zhang’s principal occupation (title and company) is currently stated only for the past four years (“since we became a public company in 2005”).  Also, you do not specify when Mr. Chan became the chief executive officer of PR Consultants Limited.

The Company respectfully advises the Staff that in its future filings it will revise its disclosure consistent with the disclosures provided below.

“Yiu-Chun Chan. Yiu-Chun Chan has served as a director of our board of directors since December 3, 2006. Mr. Chan has over 30 years of experience in marketing agricultural and food products in the Greater China area.  Since 1996 Mr. Chan has been the chief executive officer of P R Consultants Limited, a company he founded in 1984 with two other partners. Previously, he served as a partner of Times Direct Marketing Asia—the largest privately held direct marketing company in South East Asia since 1989 and Executive Director of Lintas Hong Kong Limited from 1987 to 1988. Mr. Chan began his career marketing agricultural products at Sunkist Growers, where he was responsible for the advertising and promotion activities in the Hong Kong market. Mr. Chan received his Diploma in communications from Hong Kong Baptist University.

Jinrong Chen. Jinrong Chen has served as a director of our board of directors since June 27, 2006. Ms. Chen has served as associate professor at the School of Economics and Management of Tsinghua University in Beijing since 2001, specializing in corporate finance management, securities analysis, financial operations, corporate governance and controls. In addition to her academic career with top business schools in China, Ms. Chen also advises or sits on the board of certain public companies and private businesses in China. Ms. Chen received her bachelor’s degree in accounting from Beijing Institute of Electronics & Information and her MBA degree from Renmin University of China.

Division of Corporation Finance, January 20, 2010 - Page  8

Joseph Chow. Joseph Chow has been our chief financial officer since November 2009.  Mr. Chow has over 16 years of experience in corporate finance, financial advisory and management and has held senior executive and managerial positions in various public and private companies.  Prior to joining us, Mr. Chow was managing director of Goldman Sachs (Asia) LLP from 2008 to 2009.  Prior to that, he served as an independent financial consultant from 2006 to 2008, as chief financial officer of Harbor Networks Limited from 2005 to 2006, and as chief financial officer of China Netcom (Holdings) Company Limited from  2001 to 2004.  Prior to that Mr. Chow also served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital.  Mr. Chow currently sits on the board as an independent non-executive director for Kasen International Holdings Limited and for Intime Department Store (Group) Co., Ltd. Mr. Chow obtained a Bachelor of Arts degree in political science from Nanjing Institute of International Relations and an MBA from the University of Maryland at College Park.

David Hui Li.  David Hui Li is a managing director of Warburg Pincus Asia LLC, a leading global private equity and venture capital firm.  Mr. Li has been with Warburg Pincus since 2002.  Before joining Warburg Pincus, Mr. Li was an Executive Director of the investment banking division of Goldman Sachs (Asia) LLC and a Vice President and an Associate of Morgan Stanley’s investment banking division in Hong Kong and New York.  Mr. Li is also a director of Intime Department Store (Group) Company Ltd., Tulip Media (International) Limited and RCS Group., Ltd.  Mr. Li received his B.S. degree in Economics from Renmin University of China and an MBA from Yale University’s School of Management.

Lei Lin. Lei Lin has served as a director of our board of directors since October 1, 2007. Since 1992 Mr. Lin has been president and co-chief executive officer of Sinotrust, a leading consulting company in China which Mr. Lin founded in 1992. Mr. Lin received his bachelor’s degree in applied economic mathematics from Renmin University of China.

Xisen Mu. Xisen Mu has served as our president of production since January 2007. Before joining us, Mr. Mu worked as general manager of Heilongjiang Dairy Group since 2001. Prior to that, Mr. Mu held senior positions with other major dairy companies in Heilongjiang province. He has more than 20 years of experience in the dairy industry in China. Mr. Mu received a diploma in management from Qiqihar Institute of Light Industry.

William W. Wu. William W. Wu has served as our president of marketing and sales since July 2007 and is currently a member of our board of directors. Mr. Wu served as our vice president of marketing and sales since December 2005. Before joining us, Mr. Wu worked as a member of the senior management on sales, marketing and market research with Bristol-Myers Squibb (China) since 2001. Prior to that, Mr. Wu also worked in the marketing departments of Bristol Myers Squibb, Merck-Medco, a pharmacy benefit manager affiliated with Merck, later spun off from Merck as an independent company, and other sales and marketing organizations in the United States. Mr. Wu received a master’s degree in American studies from Beijing Foreign Studies University and his Ph.D. in sociology from the University of North Carolina at Chapel Hill.

Division of Corporation Finance, January 20, 2010 - Page  9

Ka-Keung Yeung.  Ka-Keung Yeung has served as a director of our Board of Directors since January 8, 2010.  Mr. Yeung is the executive vice president and chief financial officer of Phoenix Satellite Television Holdings Limited in charge of corporate finance, human resources and administration.  He is also a Qualified Accountant and Company Secretary of Phoenix Satellite Television Holdings Limited.  Mr. Yeung has held these positions since he joined Phoenix in March 1996 and has been in charge of all of Phoenix’s internal and external financial management and arrangements as well as the supervision of administration and personnel matters.  Mr. Yeung is a director of The 9 Limited and Little Sheep Group Limited.  Mr. Yeung graduated from the University of Birmingham and remained in the United Kingdom until 1992 after obtaining his qualification as a chartered accountant.  Upon returning to Hong Kong, he worked at Hutchison Telecommunications and Satellite Television Asian Region, a subsidiary of News Corporation, in the fields of finance and business development.

Liang Zhang. Liang Zhang is our founder and has served as the chairman of our board of directors and chief executive officer since we became a public company in 2005.  Prior to that, Mr. Zhang served as chief executive officer of Synutra Illinois since 2000.  Mr. Zhang has worked in the food ingredients industry since the 1980s and founded his first entrepreneurial venture, Honnete, in the early 1990s. Honnete has since become the dominant supplier of whey protein products in China. Mr. Zhang has been recognized as a business leader in the dairy industry in China, serving as vice-chairman of the China Dairy Industry Association. Mr. Zhang received a bachelor’s degree in French language and literature from Nanjing International Relations Institute of China.

Weiguo Zhang. Weiguo Zhang has been our chief operating officer and president since 2005 and is primarily responsible for our financial market operations, including investor relations, corporate development, and international strategic development. Mr. Zhang first joined us as president of Synutra Illinois in 2001 to oversee our U.S. operations, including information support in research and technologies and business development. Prior to joining us, Mr. Zhang was the managing director of Bambridge International, Ltd., which he founded in 1995. Mr. Zhang received a bachelor’s degree in English language and literature from the Nanjing International Relations Institute and a master’s degree in international economics and American foreign policy from the School of Advanced International Studies from John Hopkins University.”

Division of Corporation Finance, January 20, 2010 - Page  10

Exhibits 31.1 and 31.2

6.
We note that you have substituted the word “company” for the word “registrant” throughout the certifications.  Please revise in future filings to conform the language to the requirements of Item 601(b)(31) of Regulation S-K.

We respectfully advise the Staff that in our future filings we will use the word “registrant” instead of “company” throughout the certifications and will ensure that the language in the certifications conform to the requirements of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Liquidity and Capital Resources, page 29

7.
We note your statement that “In order to maintain sufficient funds for our operations, we have postponed the payment of certain accounts payable.  The payment terms of accounts payable were usually three months.  We negotiated with some suppliers and extended the payment terms.”  Please enhance this disclosure to indicate the amount and percentage of payments that were postponed and the length of time for which they were postponed.

We respectfully advise the Staff that we undertake to enhance our related disclosures under “Liquidity and Capital Resources” in future filings to indicate the amount and percentage of payments that had their payment date extended and the length of time for which they were extended.  For example, for the quarter ended December 31, 2009, the relevant disclosure would be as follows:

“In order to maintain sufficient funds for our operations, we extended the payment date of certain accounts payable.  Payment to suppliers is typically due within three months of purchase.  We negotiated with certain suppliers and extended the payment date with such suppliers to within six months of the purchase date.  As of December 31, 2009, we have extended the payment of approximately $XX in accounts payable, constituting approximately XX% of our accounts payable to within six months of the purchase date.”

Off-Balance Sheet Arrangements, page 33

8.	Please see comment 2 above.

Please see our response to comment 2 above.

Controls and Procedures, page 35

9.	Please see comment 3 above.

Division of Corporation Finance, January 20, 2010 - Page  11

We respectfully advise the Staff that the paragraph in question was intended to clarify that the totality of the remedial actions discussed under Item 4 of Form 10-Q, constituted a change in internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 and 15d-15 under the Exchange Act that occurred during the Company’s fiscal quarter ended June 30, 2009 that materially affected or was reasonably likely to materially affect the Company’s internal control over financial reporting.

More specifically, management determined that, viewed together, the following remedial actions, all of which were disclosed under Item 4 of the Company’s Form 10-Q for the fiscal quarter ended June 30, 2009, constituted a change in internal control over financial reporting that occurred during the Company’s fiscal quarter ended June 30, 2009 that materially affected or was reasonably likely to materially affect the Company’s internal control over financial reporting:
•	improving the cutoff procedures for marketing expenses despite our largely dispersed sales network;
•	implementing stricter controls to ensure complete coverage of the inventory stock-taking process;
•	clarifying the instructions on how to use our anti-fraud hotline;
•	implementing controls to ensure that all investments are accurately calculated and recorded in the appropriate months; and
•	revisiting certain job allocations to ensure proper segregation of duties.

Please note that management has also determined that none of the forementioned remedial actions individually constituted a change in internal control over financial reporting that occurred during the Company’s fiscal quarter ended June 30, 2009 that materially affected or was reasonably likely to materially affect the Company’s internal control over financial reporting.  Please further note that management determined that there were no other remedial actions or other circumstances that constituted a change in internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2009 that materially affected or was reasonably likely to materially affect the Company’s internal control over financial reporting.

We advise the Staff that in our future filings, we will state more clearly whether there were any changes in our internal control over financial reporting during the most recent fiscal quarter and, if so, we will identify and describe specifically which particular facts or circumstances have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Alternatively, if there are no changes in our internal control over financial reporting during the most recent fiscal quarter, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, we will state the following:

Division of Corporation Finance, January 20, 2010 - Page  12

“There were no changes in the Company’s internal control over financial reporting during the fiscal quarter ended December 31, 2009, which were identified in connection with management’s evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.”

Exhibits 31.1 and 31.2

10.	Please see comment 6 above.

Please see our response to comment 6 above.

* * *

The Company advises the Staff that we hereby acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact Robert Plesnarski of O’Melveny & Myers LLP at (202) 383-5149 with any questions or comments regarding this letter.

Division of Corporation Finance, January 20, 2010 - Page  13

Sincerely,

/s/ Weiguo Zhang

Weiguo Zhang
Chief Operating Officer and President

cc:	Joseph Chow, Chief Financial Officer
Synutra International, Inc.
Robert Plesnarski
O’Melveny & Myers LLP
David Roberts
O’Melveny & Myers LLP